

February 6, 2012

<u>Via E-mail</u>
Justin Jarman
Chief Executive Officer
Wired Associates Solutions, Inc.
1559 East 38th Street
Brooklyn, NY 11234

  Re: **Wired Associates Solutions, Inc.**
      Form 8-K
      Filed December 29, 2011
      Response dated January 27, 2012
      File No. 000-53161

Dear Mr. Jarman:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your response to comment one from our letter dated January 25, 2012, and are unable to agree that you are not a shell company as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act. In this regard, we note that while you state that you have a specific business purpose and bona fide plan of operations, to date your operations have been limited to production of samples of your product only. You have not generated revenues from your business operations, nor have you entered into any licensing agreements with vendors to commercialize your product. Your assets of $53,475 at September 30, 2011 were comprised primarily of $38,475 in cash and cash equivalents, with the remainder consisting of prepaid expenses. Therefore, please amend your Form 8-K to indicate that you have not exited shell company status.

Please contact Kate Beukenkamp, Staff Attorney, at 202-551-6971 or Paul Fischer, Staff Attorney, at 202-551-3415 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
Joseph Lucosky, Esq.
Lucosky Brookman LLP